Shelter Rock Capital Group, LLC

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHELTER ROCK CAPITAL GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 EAST 53RD, SUITE 1200
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CAROL ANN FERROTTA	212-490-3113	CFERROTTA@FULVIOLLP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY
(Name – if individual, state last, first, and middle name)

100 EAST SYBELIA AVE, SUITE #130	MAITLAND	FL	3251
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Carol Ann Ferrotta, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shelter Rock Capital Group, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Carol Ann Ferrotta

Title: CO/FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Shelter Rock Capital Group, LLC
Table of Contents
December 31, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shelter Rock Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shelter Rock Capital Advisors, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shelter Rock Capital Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shelter Rock Capital Advisors, LLC's management. Our responsibility is to express an opinion on Shelter Rock Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shelter Rock Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Shelter Rock Capital Advisors, LLC's auditor since 2023.

Maitland, Florida

April 9, 2026

Shelter Rock Capital Group, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	136,742
Accounts receivable		134,460
Right of use asset		574,540
Prepaid expenses		66,913
Equipment, net of accumulated depreciation of $55,991		26,073
Security deposit		55,874
Total Assets	$	994,602
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	39,029
Lease obligation		639,099
Deferred revenue		20,000
Total Liabilities		698,128
Member's Equity		296,474
Total Liabilities and Member's Equity	$	994,602

The accompanying notes are an integral part of this statement.

1.   <u>**Organization and Nature of Business**</u>

Shelter Rock Capital Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors and private placements of securities, merger and acquisition and advisory services.

The Company is a wholly owned subsidiary of Shelter Rock Capital Holdings, LLC (the "Parent").

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities, merger and acquisition and advisory services.

2.   <u>**Summary of Significant Accounting Policies**</u>

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2025. The fair value of accounts receivable and accounts payable is estimated by management to approximate their carrying values at December 31, 2025.

Fixed Assets

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

<u>Assets</u>	<u>Estimated Useful Life</u>
Equipment	5 Years
Leasehold improvements	Duration of lease

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current

Summary of Significant Accounting Policies (continued)

market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Allowance for doubtful accounts was not required as of December 31, 2025.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant and expects collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance obligations under the arrangement is satisfied (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are included in deferred revenue on the balance sheet.

Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2025, cash balances were under the $250,000 FDIC deposit insurance limit.

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entitiy for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes.

The Company is subject to New York City Unicorporated Business Tax for which it provides income taxes and the related accounts under the asset and liability method. During 2025, there is income allocable to New York City and accordingly, a provision for income taxes is reflected in the accompanying Statement of Operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Leases

The Company calculates its operating lease right-of-use asset and operating lease liability using its incremental borrowing rate and terms under the lease agreements. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized. The Company amortizes the operating lease right-of-use asset over the lease term.

3.   **Equipment and leasehold improvements**

Equipment and leasehold improvements at December 31, 2025 are as follows:

Equipment	$	76,240
Less: accumulated depreciation		(50,167)
	$	26,073
Leasehold improvements	$	7,000
Less: accumulated depreciation		(7,000)
	$	-
Furniture	$	5,824
Less: accumulated depreciation		(5,824)
	$	-

Depreciation expense for the year ended December 31, 2025 was $13,721.

4.   **Exemption from SEC Rule 15c3-3**

The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) in reliance on footnote 74 because its business is limited to:
-Private placements of securities
-Merger and acquisition advisory services

5.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $13,153, which was $6,247 in excess of its minimum requirement of $6,906. The Company's net capital ratio was 7.88 to 1.

6.   **Concentrations**

During the year ended December 31, 2025, four customers accounted for 70% of the total revenue, and three customers accounted for 89% of the total accounts receivable.

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

7. **Commitments and Contingencies**

    Leasing agreements

    The Company has an active lease for office space expiring in February 2029. The lease require monthly lease payments of $18,509 through the expiration date . The Company has agreed to pay for all utilities, real estate taxes, maintenance and insurance. These costs are not included in the measurement of lease assets and liabilities. Future annual minimum rental commitments for the years after the year ended December 31, 2025 are set forth below:

	Base Rent
2026	222,102
2027	222,102
2028	222,102
2029	37,018
Total	703,324

    The office lease charge, including utilities, was $210,857 for the year ended December 31, 2025. The exercise of the lease renewal options is at the sole discretion of the Company. The Company has a $55,874 security deposit at December 31, 2025.

    The Company calculated its operating right-of-use assets and operating lease liabilities over the remaining term using its incremental borrowing rate of 6.00%. Amounts reported in the balance sheet in connection with the lease as of December 31, 2025 were as follows:

Right of use asset	$ 574,540
Lease liability	$ 639,099

    The maturities of operating lease liabilities as of December 31, 2025, are as follows:

2026	222,102
2027	222,102
2028	222,102
2029	37,018
Total lease payments	703,324
Less: Interest	(64,225)
Present value of operating lease liabilities	639,099

    The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

8. **Broker Dealer Segment Reporting**

    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities, merger and acquisition and advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a

single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 36 percent of its total revenues from a single external customer in 2025.

9.   <u>**Subsequent Events**</u>

Subsequent events have been evaluated through April 10, 2026, the date the financial statements were filed.

During the year ended December 31, 2025, the Company reported a loss of $329,254. In February 2026, the Company received a success fee of $1,587,500. Given this receipt, the Company believes it now has sufficient capital for the foreseeable future. However, in the event there are operating losses in 2026, the Parent of the Company is prepared to contribute capital, if required, to ensure that the Company is in compliance with Finra and SEC rules and regulations at all times.